Re: OmniLit Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-4

Filed August 11, 2023

File No. 333-271822

To Whom It May Concern:

On behalf of OmniLit Acquisition Corp., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 24, 2023 regarding the Company’s Amendment No. 3 to Registration Statement on Form S-4 (File No. 333-271822) filed via EDGAR to the Commission on August 11, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company will be filing Amendment No. 4 to the Registration Statement (the “Amendment No. 4”) via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. To the extent helpful, we have included page references in the Amendment No. 4 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-4, filed August 11, 2023

Background of the Business Combination, page 98

1. We note your response to previous comment 4 and re-issue the comment in part. We note your revised disclosure that “Syntec Optics was not considered as an initial candidate because the OmniLit research team had not identified it through their initial private company search parameters.” Please expand on this statement to explain what initial private company search parameters Syntec lacked. If applicable, please explain if Syntec lacked any of the specific criteria listed on page 100 or how the “shifting tailwinds and shifting economic conditions” impacted the search for a merger target. In this regard, we note your statement on page 98 that you “expect to focus on acquiring a business combination target within the advanced manufacturing industry, specifically the photonics or optics sectors, and related sectors, with an enterprise value of approximately $350 million to $750 million.” Syntec appears to meet this general criteria based on its business in the photonics and optics sectors and the estimated equity values prepared by Benchmark and the initial December 18, 2022 equity value of $540 million arrived at by OmniLit.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 103 of Amendment No. 4.

The OmniLit Board and Special Committee’s Reasons for the Approval of the Business Combination, page 105

2. We note your response to previous comment 5 and re-issue the comment in part. Please expand on your statement that the Board “considered the potential conflict of interest associated with a Business Combination with an affiliate of the Sponsor” to discuss any specific considerations the Board gave to these potential conflicts and explain how in light of the potential conflicts of interests, the Board recommended to approve the Business Combination.

Response: We respectfully acknowledge the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see page 107 of Amendment No. 4.

Syntec Financial Statements for the Years Ended December 31, 2022 and 2021

Note 2. Revenue Recognition

Disaggregated Revenues, page F-46

3. We reissue our prior comment 12. Revise here and in your annual financial statements to present disaggregated revenues in accordance with ASC 606-10-50-5 through 7. Explain to us, as part of your response, the basis for your determination of each type of revenue listed in the table.

Response: We respectfully acknowledge the Staff’s comment.

Based upon further review of ASC 606-10-50-5 through ASC 606-10-50-7, the Company determined that it will additionally disaggregate revenues by the end markets it serves. We have revised the disclosure in response to the Staff’s comment. Please see pages F-47 and F-66 of Amendment No. 4.

Note 6. Loan to Stockholder, page F-47

4. We reissue our prior comment 13. Please tell us who the loan was issued to and explain to us your accounting for the distribution, citing the accounting guidance upon which you based your accounting.

Response: We respectfully acknowledge the Staff’s comment. The loan to shareholder was issued to Mr. Kapoor, the Chairman and, at the time, the sole stockholder of Syntec Optics. Per ASC 310-10-S99-3, the Company determined that the loan should be presented as contra equity. Furthermore, the Company considered guidance within ASC 505-10-45-2. Based on this guidance, the lack of repayment was accounted for as a reduction of retained earnings within shareholders’ equity offset by a non-cash distribution. We have revised the disclosure in response to the Staff’s comment. Please see pages F-36 through F-39 and F-48 of Amendment No. 4.

If you have any questions regarding the Amendment No. 4, please contact Christopher Capuzzi by telephone at 212-596-9000 or via e-mail at Christopher.Capuzzi@ropesgray.com and Al Kapoor via e-mail at akapoor@omnilitac.com.

Very truly yours,

OMNILIT ACQUISITION CORP.

By:	/s/ Al Kapoor
Name:	Al Kapoor
Title:	Chairman and Chief Executive Officer

cc:

Christopher Capuzzi, Partner, Ropes & Gray LLP

Robert O. Nelson II, Chief Financial Officer, OmniLit Acquisition Corp.

Joseph Mohr, Chief Executive Officer, Syntec Optics, Inc.

Christopher Rodi, Partner, Woods Oviatt Gilman LLP